SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Standard Metals Processing, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

853616_10_0

(CUSIP Number)

Mr. Michael Markiewicz

Granite Peak Resources, LLC

1603 Capitol Avenue, Suite 310 A541

Cheyenne, WY 82001

800-924-2461

With a copy to:

Stephanie Salvatore, Esq.

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 Third Avenue, 9th Floor

New York, New York 10022

(212)-603-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853616_10_0	13D	Page 1 of 19 Pages

1	NAME OF REPORTING PERSON Granite Peak Resources LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 853616_10_0	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Mountain View Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 853616_10_0	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Bennington Family Island Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 853616_10_0	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Daniel Takami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Pure Path Capital Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 853616_10_0	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Paul Renteria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON JJA Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 853616_10_0	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Jeffrey Alan Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Sharon Ullman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 71,964,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Steven Robert Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON Winston Marshall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 12 of 19 Pages

1	NAME OF REPORTING PERSON Gabriel Griess
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 13 of 19 Pages

1	NAME OF REPORTING PERSON Ron Westervelt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 14 of 19 Pages

1	NAME OF REPORTING PERSON Clint Bond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 69,464,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 69,464,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 69,464,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 853616_10_0	13D	Page 15 of 19 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Standard Metals Processing, Inc., a Nevada corporation (the “Company”). The Company reports that its principal executive offices are located at 611 Walnut Street, Gadsden, AL 35901.

Item 2. Identity and Background.

This Schedule 13D is on behalf of Granite Peak Resources LLC (“GPR”) and its members: Mountain View Equity LLC, Bennington Family Island Trust, Daniel Takami, Pure Path Capital Management Company LLC, Paul Renteria, JJA Capital, LLC, Jeffrey Alan Wilson, Sharon Ullman, Steven Robert Gross, Winston Marshall, Gabriel Griess, Ron Westervelt and Clint Bond, relating to Common Stock of the Company.

The foregoing persons are sometimes referred to herein as a “Reporting Person” on an individual basis, and collectively as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D jointly.

The registered office and principal business address for Granite Peak Resources LLC is 1603 Capitol Avenue, Suite 310 A541. Cheyenne, WY 82001.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock reported herein as being beneficially owned by the Reporting Persons was acquired using working capital or personal funds. The members contributed their shares of Standard Metals Processing, Inc. to Granite Peak Resources LLC in exchange for a pro-rata equity interest. Such shares and other securities were acquired through open market purchases and transactions with the Company.

Item 4. Purpose of Transaction.

The Reporting Persons originally acquired shares of Common Stock of the Company for investment purposes because they believed such shares represented an attractive investment opportunity. On March 29, 2019, the members contributed their shares of stock of the Company to GPR to combine their voting power. The purpose is to assist the Company in executing its business plan and resolving its obligations and other claims which cast doubt on the Company’s ability to execute its business plan. No changes in the board of directors, management or officer positions are anticipated at this time. No changes to the Company’s charter or other governing instruments are anticipated at this time.

The Reporting Persons intend to review their investments in the Company on a continuing basis. In connection with such ongoing evaluation, the Reporting Persons may seek additional calls and meetings with members of the Company’s officers and/or the board of directors of the Company. In addition, the Reporting Persons, as they may deem appropriate, may elect to communicate publicly or privately with other stockholders or third parties to articulate its views on issues relating to the strategic direction undertaken by the Company and other matters of interest to stockholders generally, including corporate and management performance, the Company’s financial position, the stock price, and the Company’s strategic direction. As part of such evaluation and any such discussions, GPR may make recommendations, suggestions or proposals to the Company’s officers or directors regarding changes to the Company’s capital structure and the sale of material assets or other extraordinary corporate transaction, including a sale of the Company, although it has no current plans to do so.

In connection with their ongoing evaluation of the Company, the Reporting Persons may propose or take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of the Company’s Common Stock (or other financial instruments), whether through open market purchases or private transactions, selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters described in subsections (a) through (j) of Item 4 in Rule 13d-101 under the Securities Exchange Act of 1934, as amended.

 Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own 69,464,434 shares of Common Stock (including 4,500,000 warrants to purchase common stock), which, collectively, represents approximately 53.6% of the Company’s outstanding shares of Common Stock. The foregoing percentage is calculated based on 129,497,423 shares of Common Stock outstanding as of March 28, 2019.

(b)       Granite Peak Resources LLC will be managed by Michael Markiewicz. Tony Russo has voting and dispositive control of Mountain View Equity LLC. Randy Mittasch has voting and dispositive control of Bennington Family Island Trust. Daniel Takami owns his shares in his individual name and in AIRA Consulting LLC of which he has voting and dispositive control. Mikael Pschera has voting and dispositive control of Pure Path Capital Management Company LLC. Mark Zachman has voting and dispositive control of JJA Capital LLC. Sharon Ullman owns her shares and warrants in her individual name and in Afignis LLC of which she has voting and dispositive control.

See also Items 7 to 10 of the cover page for each Reporting Person and Item 2 above.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Operating Agreement for GPR and template Exchange Agreement wherein the members contributed their shares of Standard Metals Processing, Inc. to GPR in exchange for a pro-rata equity interest in GPR.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the shares of Common Stock of the Company.

March 29, 2019

GRANITE PEAK RESOURCES LLC

By:	/s/ Michael Markiewicz
Michael Markiewicz
Manager

MOUNTAIN VIEW EQUITY, LLC

By:	/s/ Anthony Russo
Anthony Russo
Manager

Bennington Family Island Trust

By:	/s/ Randy Mittasch
Randy Mittasch
Trustee

/s/ Daniel Takami
Daniel Takami
Individually and as Manager of:
AIRA Consulting, LLC

PURE PATH CAPITAL MANAGEMENT COMPANY LLC

By:	/s/ Mikael J. Pschera
Mikael J. Pschera
Authorized Signatory

/s/ Paul Renteria
Paul Renteria

JJA CAPITAL LLC

By:	/s/ Mark Zachman
Mark Zachman
Manager

/s/ Jeffrey Alan Wilson
Jeffrey Alan Wilson

/s/ Sharon Ullman
Sharon Ullman
Individually and as Manager of:
Afignis LLC

/s/ Steven Robert Gross
Steven Robert Gross

/s/ Winston Marshall
Winston Marshall

/s/ Gabriel Griess
Gabriel Griess

/s/ Ron Westervelt
Ron Westervelt

/s/ Clint Bond
Clint Bond